July 30, 2014

VIA EDGAR

Brian Cascio, Accounting Branch Chief

Gary Todd, Reviewing Accountant

Li Xiao, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JA Solar Holdings Co., Ltd. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013
Filed April 23, 2014 (File No. 001-33290)

Dear Messrs. Cascio, Todd and Xiao:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 23, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 20-F”). The comments are repeated below and followed by the response thereto. All capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the 2013 20-F.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-14

Inventories, page F-15

1.                                      We note in your response to prior comment 2 that you apply the guidance from FASB ASC 330-10-35-17 and -18 in assessing whether you should accrue losses on long-term inventory purchase commitments. In light of the significant declines in the market prices of polysilicon and silicon wafers and the magnitude of the inventory purchase commitments disclosed in Note 26, in future filings please expand your accounting policy disclosure to specifically describe how you identify and measure probable losses on long-term commitments to purchase polysilicon and silicon wafers, including discussion of subjective assumptions that are material to your accounting determination. Please show us how you intend to apply this comment.

The Company confirms its understanding of the Staff’s requirement. In response to the Staff’s comment, the Company proposes to include in future filings of Form 20-F an expanded disclosure of the accounting policy in Note 2(g) Inventories of the F-pages similar to the following:

“The Company assesses whether losses should be accrued on long-term inventory purchase commitments in accordance with ASC 330-10-35-17 to 18, which requires that losses that are expected to arise from those firm, non-cancellable, and unhedged commitments for the future purchase of inventory items, measured in the same way as inventory losses, should be recognized unless recoverable through firm sales contacts or when there are other circumstances that reasonably assure continuing sales without price decline.

Under the long-term supply contracts (“LTAs”) between the Company and certain vendors, polysilicon and silicon wafer purchase would be made pursuant to the purchase prices and quantities set forth in the relevant LTAs. As a result of the significant declines in the market prices of polysilicon and silicon wafer due to the significant downturn in the solar industry in recent years, the purchase prices set forth in certain LTAs exceeded market prices.

At the end of each reporting period, the Company separately assesses the potential losses on those firm inventory purchases for each vendor. When making the assessment, the Company considers whether it is able to renegotiate with its vendors and get positive outcome by taking into account various considerations, such as purchase price reduction, overall amendment to LTA to eliminate fixed price arrangement, its ability to obtain concessions (i.e., reduced purchase prices and/or additional quantities at no cost) so that the actual purchase prices are less than the stated contract prices or close to the market price at the time of purchase, historical outcome of the renegotiation with the same vendor, contract period, status of a particular LTA at the time of assessment, and other circumstances and uncertainties that may impact such assessment.

If it is determined that a loss provision calculation is necessary considering the status of a LTA and all facts and circumstances impacting the evaluation, the Company follows the guidance of ASC 330-10-35-17 and assesses whether there should be loss on the firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, the Company uses the stated contract price and volume under the relevant LTA as the major assumptions. Loss provision will be provided if the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is higher than market selling price of finished goods as of the end of a reporting period.”

The exact disclosure will be modified in Note 2(g) based on the latest status as of the end of each reporting period to state whether there is a loss provision recorded related to the LTAs in the years presented, and reference to Note 7 Inventories.

2.                                      As a related matter, we see from your response to prior comment 2 that you have renegotiated the terms of certain long-term take-or-pay arrangements, but that for other take-or-pay arrangements, you have been entering into periodic short-term renegotiations with respect to price or quantity so that average monthly or quarterly purchase prices are close to market. In future filings, to the extent short-term renegotiations that do not alter the long-term take-or pay arrangements are material to your impairment evaluation, please describe in your disclosure. Please show us how you intend to apply this comment.

The Company confirms its understanding of the Staff’s requirement. In response to the Staff’s comment, the Company proposes to include in future filings of Form 20-F an expanded disclosure of short-term renegotiations that do not alter the long-term take-or-pay arrangement if they are material to the loss provision assessment in Note 7 Inventories of the F-pages similar to the following:

“In the periods presented, the Company renegotiated with certain vendors on shipment quantities and pricing terms of long-term purchase arrangements on a periodic basis. Although the quantities under the purchase commitments of the LTAs are fixed, the Company negotiated and executed amendments for current purchases on a quarterly or monthly basis with those vendors. As a result of such monthly or quarterly negotiations, vendors either (i) agreed to lower the purchase price for the relevant month or quarter to a level that is close to the market price and significantly lower than the stated contract price, or (ii) agreed to deliver additional quantities to the Company for free during the relevant month or quarter in exchange for the Company’s agreement to purchase the stated quantity at the stated price under the LTAs for such month or quarter, which cumulatively resulted in the Company purchasing quantities larger than stated under the LTAs but at an average purchase price that was close to market price during such month or quarter.

At the end of the reporting period, the Company separately assesses the potential losses, if any, on the aforementioned LTAs taking into consideration of the factors as mentioned above, as well as additional factors, such as the renegotiation outcome in current period, contract period, historical outcome of the renegotiation with the same vendor, status of a particular LTA at the time of assessment, and other circumstances and uncertainties that may impact such assessment.”

In addition to above disclosure, a conclusion will be drawn and disclosed as to whether loss provision should be provided after considering all the factors and circumstances for the applicable LTAs as of period end, amount of the loss provision, if any, and calculation methodology for the loss provision.

Note 26. Contingencies and Commitments, page F-52

3.                                      We see in your response to prior comment 2 that you concluded that because of past success in renegotiating long-term purchase commitments with vendors you determined that certain long-term supply arrangements are not firm purchase commitments under Topic 330. Please reconcile the conclusion in your response with the disclosure in the notes to your financial statements, which characterizes the arrangements as take-or-pay arrangements. We note that under FASB ASC 440-10-50-4, take-or-pay arrangements are illustrated as an example of an unconditional purchase obligation.

The Company respectively advises the Staff that it acknowledges that the purchase commitments under certain LTAs are noncancelable as the quantities are fixed and continue to be in effect. However, based on the progress and outcome of renegotiation in current period as well as the historical outcome of renegotiation with its vendors, the actual purchase prices are renegotiable into lower prices or market prices which are different from that of stated in the original LTAs. Therefore, the Company assessed that such purchase commitments are not as firm as stated in the LTAs.

ASC 330-10-35-17 and -18 provide measurement and recognition requirements for loss provision on the firm, uncancelable, and unhedged commitments for the future purchase of inventory items, which requires a net loss on firm purchase commitments for inventory, measured in the same way as are inventory losses, be recognized. In applying the guidance as of December 31, 2013, the Company considered all relevant factors and concluded that, given the company is able to renegotiate with its vendors with positive outcome (i.e., amendments to the original LTAs for price reductions or actual concessions were granted) during the current period, and that it has a long history of renegotiating similar contacts with its vendors, no loss provision under the LTAs should be provided in accordance with ASC 330-10-35-17 and -18.

ASC 440-10-50-4 prescribed disclosure requirements for unconditional purchase commitment that meet the definition under ASC 440-10-50-2, which states that an unconditional purchase commitment is non-cancelable, or cancelable upon the occurrence of some remote contingency, with the permission of the other party, if a replacement agreement is signed between the same parties, or upon payment of a penalty in an amount such that continuation of the agreement appears reasonably assured. In applying the disclosure guidance under ASC 440-10-50-4, the Company assesses that its take-or-pay arrangements under the LTAs meet definition of the unconditional purchase commitment under ASC 440-10-50-2, as those contracts are either non-cancelable or cancelable but require an amendment signed between the same parties.

In response to the Staff’s comment, the Company proposes to include in future filings of Form 20-F an expanded disclosure in Note 26 of the F-pages similar to the following:

“While its take-or-pay arrangements pursuant to certain LTAs are characterized as unconditional purchase commitments which require disclosure under ASC 440-10-50-2 and 4, a separate assessment is performed to determine whether losses should be accrued on those inventory purchase commitments in accordance with ASC 330-10-35-17 to 18. (Refer to Note 2(g) and Note 7 Inventories).”

4.                                     With respect to “Vendor A” referred to in your response to prior comment 2, in future filings please disclose the magnitude of the contractual obligations for which you have not performed. Also, disclose the factors specific to the arrangement that you relied upon in concluding that there was no accruable loss at December 31, 2013. Show us how you intend to apply this comment.

The Company confirms its understanding of the Staff’s requirement. In response to the Staff’s comment, the Company proposes to include in future filings of Form 20-F an expanded disclosure of the magnitude of the unperformed contractual obligation to Vendor A, if applicable, in Note 26 (a) of the F-pages similar to the following:

“In the year ended December 31, 2013, the Company failed to perform purchase obligations of RMB266 million under a take-or-pay supply agreement with Vendor A, as it is currently renegotiating with Vendor A. (Refer to Note 7 Inventories).”

In response to the Staff’s comment, the Company proposes to include in future filings of Form 20-F, to the extent applicable, an expanded disclosure of the factors specific to the arrangement with Vendor A that it relied upon in concluding that there was no provision loss as of period end in Note 7 Inventories of the F-pages similar to the following:

“When preparing the Company’s consolidated financial statements, the Company separately assessed, in accordance with ASC 330-10-35-17 and -18, the potential losses on the firm purchase commitments to Vendor A, to whom the Company failed to perform purchase obligations in 2013 under the supply contract.

The Company entered into a LTA with Vendor A in March 2011. While the contract provides for purchases at fixed price and fixed quantities starting from 2013 to 2022, the Company did not accept any delivery in 2013 due to the enormous uncertainty brought by anti-dumping and anti-subsidy investigation (the “Investigation”) against polysilicon imported from the U.S. and South Korea initiated by the Chinese Ministry of Commerce (“MOFCOM”) in recent years. During the year, the Company is still in the process of renegotiating with Vendor A on various terms, such as the unit price, quantities and delivery schedule.

When preparing the consolidated financial statements for the year ended and as of December 31, 2013, the Company considered the following factors in assessing whether it should accrue losses on long-term inventory purchase commitments to Vendor A:

•                  Although currently the Company is still in the process of renegotiating with Vendor A and such process has been slowed down due to uncertainties related to anti-dumping and anti-subsidy investigation and ruling, the Company considered it a positive evidence that Vendor A has verbally committed to find a mutually satisfactory solution to the commercial arrangement;

•                  The Company has been able to renegotiate with other vendors to get positive outcome; and

•                  The Company has history of renegotiating similar contacts with the same vendor, and the Company assessed whether there would be loss on firm purchase commitments by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. In assessing the potential loss provision, the Company used the stated contract price under the LTA with Vendor A as the major assumption. Even though the purchase price as stated in the LTA is higher than market price of polysilicon (i.e. raw material), in applying the lower of cost or market principle, the net realizable value after considering estimated costs to convert those polysilicon into saleable finished goods is lower than market selling price of finish goods as of December 31, 2013.

Based on all the aforementioned factors, the Company concluded that no loss provision under the LTA with Vendor A should be provided as of December 31, 2013.”

The disclosure as of December 31, 2014 will be modified based on status of the renegotiation with Vendor A, lower of cost or market assessment, if applicable, as well as other circumstances (i.e. investigation and further ruling from MOFCOM) that will impact the Company’s assessment in accordance with ASC 330-10-35-17 to 18.

5.                                      Considering any relevant amendments to the agreements, please tell us whether there are any variable components of the take-or-pay obligations that should be considered for disclosure under FASB ASC 440-10-50-4c.

The Company respectively advises the Staff that as of December 31, 2013 and to date, there are no significant variable components of the take-or-pay obligation, taking into consideration any relevant amendments to those take-or-pay agreements.

In future filing, the Company will make sufficient disclosure for variable components of the take-or-pay obligations, if applicable, in accordance with FASB ASC 440-10-50-4c.

*              *              *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 (21) 6095-5999 or hermanzhao@jasolar.com.

Very truly yours,

/s/ Hexu Zhao
Hexu Zhao
Chief Financial Officer
JA Solar Holdings Co., Ltd.

cc:	Mr. Jian Xie, Director and President, JA Solar Holdings Co., Ltd.
Peter X. Huang, Skadden, Arps, Slate, Meagher & Flom LLP
Min Xiao, PricewaterhouseCoopers Zhong Tian LLP